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VIA EDGAR - CORRESP

                                  June 17, 2009

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention: Jan Woo

     Re: Business Outsourcing Services, Inc.
         Registration Statement on Form S-1 Filed April 2, 2009
         File No. 333-158386

Dear Ms. Woo:

     On behalf of Business Outsourcing Services, Inc. (the "Company"), please find electronically transmitted herewith changes to the Company's Registration Statement (the "Registration Statement") on Form S-1/A in response to your comments dated April 22, 2008. This response letter has been numbered to coincide with your comment letter.

Comment 1: Please include updated financial statements and related consents pursuant to Rule S-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Response: We have updated the financial statements included in the Form S-1/A to include the Company's financial statements for the quarter ending February 28, 2009.

Comment 2: We note that you provide an overview of the services that you will deliver through your website. Please clearly state whether you currently have the capability to implement your plan of operations or whether future work is necessary.

Response: We have revised the Form S/1-A to state that the Company has the capability to implement its business plan. Please see page 1 of the Form S-1/A.

Comment 3: It appears there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. Please add a risk factor that alerts investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

Response: We have revised the Form S/1-A in response to this comment. Please see page 4 of the Form S-1/A.

Comment 4: You state on page 32 that your officers and directors are involved in other business activities and may "face a conflict in selecting between the Company and other business interests." Please add a risk factor that alerts investors to a potential conflict of interest and disclose any policies or procedures for the review and approval of any transactions that may cause a conflict of interest. Also consider disclosing whether you have any such
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policies and  procedures  on page 40 under  "Certain  Relationships  and Related
Transactions" pursuant to Item 404(b) of Regulation S-K.

Response: We have revised the Form S/1-A to include the risk factor requested above and have included the requested disclosure under "Certain Relationships and Related Transactions". Please see page 8 and 31 of the Form S-1/A.

Comment 5: You state that you expect to incur increased operating expenses during the next 12 months and that profitability is uncertain. Please clarify, if true, that if the company cannot raise additional capital, it would be unlikely to continue as a going concern.

Response: We have revised the Form S/1-A in response to this comment. Please see page 4 of the Form S-1/A.

Comment 6: You state that you must "constantly add new customers, sell additional services to existing customers and encourage existing customers to renew their agreements" to grow your revenues quickly. We note your disclosure elsewhere in the filing that you have not yet generated any revenue. Please disclose the number of existing customers you have or clarify the disclosure to reflect your current business status.

Response: We have revised the Form S/1-A to indicate that the Company does not currently have any customers. Please see page 4 of the Form S-1/A.

Comment 7: Please state whether any of the selling shareholders are affiliates of broker-dealers. If so, disclose whether: (i) the seller purchased the securities in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Response: We have revised the Form S/1-A to state that none of the selling shareholders are affiliates of broker-dealers. Please see page 12 of the Form S-1/A.

Comment 8: Succinctly describe the steps of your business plan that you plan to take in developing your online accounting and bookkeeping service program. Briefly describe what you must accomplish to become a revenue-generating entity, and disclose the minimum time you estimate will be required to reach that objective. Indicate the dollar amount of additional funding that you will require to operate in accordance with your business plan for a period of at least one year.

Response: We have revised the Form S/1-A to include a brief description of the various phases of the Company's business plan. Please see page 20 of the Form S-1/A.

Comment 9: You state that you have no source of revenue and that your plan of operations is premised on raising sufficient funds. Clarify how you expect to meet your short and long-term cash requirements and maintain operations for the next 12 months. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

     * State the minimum period of time that you will be able to conduct planned operations using currently available capital resources,

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     *    Disclose the minimum  dollar  amount of funding you require to conduct proposed operations for a minimum period of one year.

     * Disclose the funds needed to establish the website as part of your early stage development.

     * Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

Response: We have revised the Form S/1-A in response to this comment. Please see page 28 of the Form S-1/A.

Comment 10: You refer to the company's plans to seek funding from your shareholders and other qualified investors. Disclose the sources and time frame in which the company plans to seek funding, and the amount the company expects to receive from each source. In preparing your response to this comment, please refer to Rule 135c.

Response: We have revised the Form S/1-A in response to this comment. Please see page 28 of the Form S-1/A.

Comment 11: Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. Consider discussing the material challenges of becoming a publicly reporting company.

Response: We have revised the Form S/1-A in response to this comment. Please see page 28 of the Form S-1/A.

Comment 12: You state that the selling shareholders acquired their shares either as part of your financings or for services provided to the company and further state that the transactions were exempt from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D. We note that your form of subscription agreement indicates that the securities were offered pursuant to Regulation S under the Securities Act. Please advise. Revise the disclosure to provide all required information pursuant to Item 701 of Regulation S-K including the dates of sale and the names of any principal underwriters.

Response: We have revised the Form S/1-A to state that the shares were offered to the selling shareholders pursuant to an exemption under Regulation S. Please see page 36 of the Form S-1/A.

Comment 13: Please revise to provide all the applicable undertakings required by
Item 512 of Regulation S-K. Specifically, it appears that the undertaking required by Item 512(a)(5)(ii) of Regulation S-K should be included. Please revise or explain.

Response: We have revised the Form S/1-A . Please see page 38 of the Form S-1/A wherein we have included the undertaking required by Item 512(a)(5)(ii). Please also note that we have removed the old paragraph 5 under Item 17 as it has been determined that such undertaking was inappropriately included.

     We trust that this reply, along with Amendment No. 1 to the Form S-1/A, has addressed all your concerns. We are also including herewith a version which has been marked to show changes. Please note that we also have made minor changes to

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the  Registration  Statement to correct  non-material  formatting  errors.  As a result, the amendment being filed includes these changes.

     Please do not hesitate to contact us should you have any questions. Thank you.

                                    Regards,


                                    /s/ David E. Danovitch, Esq.
                                    ----------------------------------
                                    David E. Danovitch, Esq.